SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Cephalon, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

156708109

(CUSIP Number)

Elizabeth Keeley Taconic Capital Advisors LP 450 Park Avenue, 9th Floor New York, NY 10022 (212) 209-3119

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 2, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 12 Pages)

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 156708109	SCHEDULE 13D	Page 2 of 12 pages

1	NAME OF REPORTING PERSONS TACONIC CAPITAL ADVISORS L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 6,900,000
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 6,900,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,900,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.05% based on 76,217,384 shares outstanding (excluding treasury shares).[1]
14	TYPE OF REPORTING PERSON IA

[1]	As of April 27, 2011, according to Issuer’s Quarterly Report on Form 10-Q filed by Issuer with the Securities and Exchange Commission on May 4, 2011.

CUSIP No. 156708109	SCHEDULE 13D	Page 3 of 12 pages

1	NAME OF REPORTING PERSONS TACONIC CAPITAL ADVISORS UK LLP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION ENGLAND AND WALES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 6,900,000
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 6,900,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,900,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.05% based on 76,217,384 shares outstanding (excluding treasury shares).[1]
14	TYPE OF REPORTING PERSON IA

[1]	As of April 27, 2011, according to Issuer’s Quarterly Report on Form 10-Q filed by Issuer with the Securities and Exchange Commission on May 4, 2011.

CUSIP No. 156708109	SCHEDULE 13D	Page 4 of 12 pages

1	NAME OF REPORTING PERSONS TACONIC ASSOCIATES LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 6,900,000
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 6,900,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,900,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.05% based on 76,217,384 shares outstanding (excluding treasury shares).[1]
14	TYPE OF REPORTING PERSON OO

[1]	As of April 27, 2011, according to Issuer’s Quarterly Report on Form 10-Q filed by Issuer with the Securities and Exchange Commission on May 4, 2011.

CUSIP No. 156708109	SCHEDULE 13D	Page 5 of 12 pages

1	NAME OF REPORTING PERSONS TACONIC CAPITAL PARTNERS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 6,900,000
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 6,900,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,900,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.05% based on 76,217,384 shares outstanding (excluding treasury shares).[1]
14	TYPE OF REPORTING PERSON OO

[1]	As of April 27, 2011, according to Issuer’s Quarterly Report on Form 10-Q filed by Issuer with the Securities and Exchange Commission on May 4, 2011.

CUSIP No. 156708109	SCHEDULE 13D	Page 6 of 12 pages

1	NAME OF REPORTING PERSONS KENNETH D. BRODY
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 6,900,000
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 6,900,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,900,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.05% based on 76,217,384 shares outstanding (excluding treasury shares).[1]
14	TYPE OF REPORTING PERSON IN

[1]	As of April 27, 2011, according to Issuer’s Quarterly Report on Form 10-Q filed by Issuer with the Securities and Exchange Commission on May 4, 2011.

CUSIP No. 156708109	SCHEDULE 13D	Page 7 of 12 pages

1	NAME OF REPORTING PERSONS FRANK P. BROSENS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 6,900,000
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 6,900,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,900,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.05% based on 76,217,384 shares outstanding (excluding treasury shares).[1]
14	TYPE OF REPORTING PERSON IN

[1]	As of April 27, 2011, according to Issuer’s Quarterly Report on Form 10-Q filed by Issuer with the Securities and Exchange Commission on May 4, 2011.

CUSIP No. 156708109	SCHEDULE 13D	Page 8 of 12 pages

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the statement on Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) on April 15, 2011 (the “Schedule 13D”) by Taconic Capital Advisors L.P., a Delaware limited partnership (“Taconic Advisors”), Taconic Capital Advisors UK LLP, a United Kingdom limited liability partnership (“Taconic Advisors UK”), Taconic Associates LLC, a Delaware limited liability company (“Taconic Associates”), Taconic Capital Partners LLC, a Delaware limited liability company (“Taconic Capital Partners”), Kenneth D. Brody, a citizen of the United States of America (“Mr. Brody”), and Frank P. Brosens, a citizen of the United States of America (“Mr. Brosens” and, together with Taconic Advisors, Taconic Advisors UK, Taconic Associates, Taconic Capital Partners and Mr. Brody, the “Reporting Persons”), with respect to the common stock, par value $0.01 per share (the “Common Stock” or the “Shares”) of Cephalon, Inc., a Delaware corporation (the “Company” or the “Issuer”). This Amendment No. 1 is being filed to report an acquisition of beneficial ownership of Shares by the Reporting Persons in an amount greater than 1% of the outstanding Shares. Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Schedule 13D. From and after the date hereof, all references in the Schedule 13D to the Schedule 13D or terms of similar import shall be deemed to refer to the Schedule 13D as amended and supplemented hereby.

Item 3. Source and Amount of Funds or Other Consideration

The first paragraph of Item 3 of the Schedule 13D is hereby amended and restated as follows:

The Shares reported in Item 5 as beneficially owned by the Reporting Persons were acquired with funds of approximately $530,404,130.00 (including brokerage commissions) for the accounts of the Taconic Funds. The source of funds used by the Reporting Persons for the purchase of the Shares listed in Item 5 was the working capital of the Taconic Funds: (i) approximately $41,421,610.00 of working capital of TCP 1.5, (ii) approximately $64,670,740.00 of working capital of TMF 1.5, (iii) approximately $126,886,037.00 of working capital of TOP, (iv) approximately $29,287,246.00 of working capital of TOP II and (v) approximately $268,138,497.00 of working capital of TOMF. Working capital of each Taconic Fund was provided by capital contributions of the partners and internally generated funds of such Taconic Fund.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and restated as follows:

The Shares reported in Item 5 as beneficially owned by the Reporting Persons were acquired for the accounts of the Taconic Funds for investment purposes and not with a view towards changing or influencing control of the Company.

On March 29, 2011, Valeant Pharmaceuticals International, Inc. (“Valeant”), a party unrelated to the Reporting Persons, issued an unsolicited, non-binding proposal to acquire all of the outstanding shares of Common Stock (the “Valeant Non-Binding Proposal”), which if consummated would have resulted in a change of control of the Company. On May 2, 2011, the Company announced that it and Teva Pharmaceutical Industries Ltd. (“Teva”), a party unrelated to the Reporting Persons, entered into an agreement whereby Teva would acquire the Company for an aggregate purchase price of $6.8 billion, which if consummated would result in a change of control of the Company (the “Teva Acquisition”). Following the public announcement of the Teva Acquisition, Valeant publicly announced its withdrawal of the Valeant Non-Binding Proposal, including its consent solicitation filed with the SEC with respect to the Company. Since the Reporting Persons acquired some of the Shares following the public announcement of the Valeant Non-Binding Proposal on March 29, 2011, the Reporting Persons may be deemed to have acquired the Shares in connection with the proposed takeover of the Company under interpretations of the Staff of the SEC.

Except as set forth herein, the Reporting Persons do not have any plans or proposals at this time that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons review their beneficial ownership in the Shares on an ongoing basis. The Reporting Persons reserve the right to acquire, or cause to be acquired, either separately or together with other persons, additional securities of the Company or derivatives or other instruments related thereto, to dispose of, or cause to be disposed of, such securities, derivatives or other instruments at any time and to formulate other purposes, plans or proposals regarding the Company or any of its securities, including plans or proposals relating to or resulting in the occurrence of one or more of the transactions described in clauses (a) through (j) of Item 4 of Schedule 13D, to the extent deemed advisable in light of general investment and trading policies of the Reporting Persons, the market for the Shares, the Company’s then prospects, market conditions or other factors deemed relevant from time to time.

CUSIP No. 156708109	SCHEDULE 13D	Page 9 of 12 pages

Item 5. Interest in Securities of Issuer

(a) - (b)

Item 5 (a) - (b) of the Schedule 13D is hereby amended and restated as follows:

The following table describes the number of shares of Common Stock and the percentage of outstanding shares of Common Stock that may be deemed to be beneficially owned by the Reporting Persons as of the date of the filing of this Schedule 13D. All percentages below are determined using a denominator of 76,217,384 shares of Common Stock issued and outstanding (excluding treasury shares) as of April 27, 2011, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 4, 2011.

Name of Reporting Person	Number of Shares of Common Stock Beneficially Owned	Percent Ownership of Outstanding Common Stock	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power
Taconic Advisors	6,900,000	9.05%	—	6,900,000	—	6,900,000
Taconic Advisors UK	6,900,000	9.05%	—	6,900,000	—	6,900,000
Taconic Associates	6,900,000	9.05%	—	6,900,000	—	6,900,000
Taconic Capital Partners	6,900,000	9.05%	—	6,900,000	—	6,900,000
Mr. Brody	6,900,000	9.05%	—	6,900,000	—	6,900,000
Mr. Brosens	6,900,000	9.05%	—	6,900,000	—	6,900,000

Each of Taconic Advisors, Taconic Advisors UK, Taconic Associates, Taconic Capital Partners, Mr. Brody and Mr. Brosens may be deemed to be the beneficial owner of 6,900,000 Shares (approximately 9.05% of the total number of Shares outstanding). This amount consists of 6,900,000 Shares held for the account of the Taconic Funds: (i) approximately 538,618 Shares held for the account of TCP 1.5, (ii) approximately 841,382 Shares held for the account of TMF 1.5, (iii) approximately 1,651,044 Shares held for the account of TOP, (iv) approximately 380,808 Shares held for the account of TOP II, and (v) approximately 3,488,148 Shares held for the account of TOMF.

(c)

Information concerning transactions in the Shares since the filing of the Schedule 13D by the Reporting Persons is set forth in Schedule I hereto and is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits

The Exhibit Index is incorporated herein by reference.

CUSIP No. 156708109	SCHEDULE 13D	Page 10 of 12 pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 4, 2011	TACONIC CAPITAL ADVISORS L.P.

	By:	/s/ Kenneth D. Brody
	Name:	Kenneth D. Brody
	Title:	Principal

Date: May 4, 2011	TACONIC CAPITAL ADVISORS UK LLP

	By:	TACONIC CAPITAL SERVICES UK LIMITED,
its managing member

	By:	/s/ Kenneth D. Brody
	Name:	Kenneth D. Brody
	Title:	Director

	By:	/s/ Frank P. Brosens
	Name:	Frank P. Brosens
	Title:	Director

Date: May 4, 2011	TACONIC ASSOCIATES LLC

	By:	/s/ Kenneth D. Brody
	Name:	Kenneth D. Brody
	Title:	Manager

	By:	/s/ Frank P. Brosens
	Name:	Frank P. Brosens
	Title:	Manager

Date: May 4, 2011	TACONIC CAPITAL PARTNERS LLC

	By:	/s/ Kenneth D. Brody
	Name:	Kenneth D. Brody
	Title:	Manager

	By:	/s/ Frank P. Brosens
	Name:	Frank P. Brosens
	Title:	Manager

Date: May 4, 2011	KENNETH D. BRODY

	By:	/s/ Kenneth D. Brody

Date: May 4, 2011	FRANK P. BROSENS

	By:	/s/ Frank P. Brosens

CUSIP No. 156708109	SCHEDULE 13D	Page 11 of 12 pages

EXHIBIT INDEX

Ex.

A	Joint Filing Agreement, dated April 15, 2011 by and among Taconic Advisors, Taconic Advisors UK, Taconic Associates, Taconic Capital Partners, Mr. Brody and Mr. Brosens.*

*	Incorporated by reference from the Schedule 13D.

CUSIP No. 156708109	SCHEDULE 13D	Page 12 of 12 pages

SCHEDULE I

TRANSACTIONS IN THE PAST SIXTY DAYS BY THE ACCOUNTS

Unless otherwise indicated, each of the transactions described below was effected for cash on the Nasdaq Global Select Market.

Date	Purchase/Sale	Number of Shares	Price per Share
4/19/2011	Purchase	100,000	$75.49
4/19/2011	Purchase	100,000	$75.49
5/2/2011	Purchase	250,000	$81.57
5/2/2011	Purchase	125,000	$81.50
5/2/2011	Purchase	50,000	$81.60
5/2/2011	Purchase	50,000	$81.61
5/2/2011	Purchase	25,000	$81.68
5/2/2011	Purchase	25,000	$80.17
5/2/2011	Purchase	250,000	$81.57
5/2/2011	Purchase	125,000	$81.50
5/2/2011	Purchase	50,000	$81.60
5/2/2011	Purchase	50,000	$81.61
5/2/2011	Purchase	25,000	$81.68
5/2/2011	Purchase	25,000	$80.17

In addition, on May 2, 2011, certain of the Taconic Funds effected internal transfers of 23,048 Shares (in the aggregate) between Taconic Funds at a price per share of $76.80 per Share (the Nasdaq Global Select Market closing price on April 29, 2011).